UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

AlphaFlow, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 19, 2015

Physical Address of Issuer:

564 Market Street, Suite 450, San Francisco, CA 94104

Website of Issuer:

http://www.alphaflow.com/

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

November 6, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

20

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$15,312,436	$2,964,703
Cash & Cash Equivalents	$4,209,402	$856,365
Accounts Receivable	$10,872	$14,475
Short-term Debt	$11,717,699	$2,099,574
Long-term Debt	$0	$0
Revenues/Sales	$922,174	$126,433
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(3,020,574)	$(2,800,912)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 7, 2020

AlphaFlow, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

AlphaFlow, Inc. ("**AlphaFlow**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by November 6, 2020 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

{00820717.DOCX.6}

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.alphaflow.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/alphaflow

The date of this Form C is August 7, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

AlphaFlow is a technology-driven investment manager, incorporated in Delaware as a corporation on May 19, 2015.

The Company is located at 564 Market Street, Suite 450, San Francisco, CA, 94104

The Company's website is www.alphaflow.com/

The Company is headquartered and conducts business in the State of California, and sells its products through the Internet in all fifty (50) states.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/alphaflow and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100+
Offering Deadline	November 6, 2020
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 30.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on May 19, 2015. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. COVID-19 also produced a sudden pull back of traditional sources of capital to provide funding needed to continue to operate our business. In addition, our institutional investors rely on the capital markets for funding and that industry froze up to a large degree in April 2020. While we have launched a new business unit (TITAN) to help provide some stability to our institutional clients, if the capital markets again become less accessible due to COVID-19 or a significant outbreak of another contagious disease, or for any other reason, we may lose the majority of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Ray Sturm, our Chief Executive Officer and Director. The Company has or intends to enter into an employment agreement with Ray Sturm, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ray Sturm, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
The Company's current services include investment management and institutional loan sales, which are both highly-regulated services. At any time, the U.S. government could change laws or make or change administrative rules that make our services less desirable to our customer base. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment could also cause our compliance costs to increase and adversely affect our business and results of operations

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the

United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

AlphaFlow is a tech-driven investment manager, providing professionally managed portfolios of real estate loans to institutional investors. We partner with non-bank real estate lenders around the country who provide 6-12 month bridge loans on single-family and small multifamily properties, to buy their loans and help them grow their businesses. We use software to streamline and automate today's manual workflow and strive for simple and elegant solutions at every step. By leading with technology and data analytics, AlphaFlow is the first company to make the $50 billion flx-and-flip industry available to institutional investors at scale and quality.

Business Plan

The Company plans to significantly expand its business by establishing our technology with lenders and thereby position us to both capture a larger proportion of their business and to expand our offerings to lenders through the same technological channel (i.e. our lender platform). We expect to increase loan purchases to over $100M/month and sign 100+ new lenders within 12 months. The capital we raise here, will empower us to expand our engineering team to further build out our software, as well as establish a world-class sales team to secure additional lender partnerships.

The Company's Products and/or Services

Product / Service	Description	Current Market
TITAN by AlphaFlow	Investment platform limited to accredited investors, building portfolios from real estate bridge loans.	AlphaFlow launched this product to clients in June 2020. Prior to this, AlphaFlow had a similar product that it launched in March 2017 and offered until November 2019.
Institutional Loan Sales	AlphaFlow serves a capital partner to non-bank private real estate lenders, primarily by purchasing their loans. These loan are re-sold at a premium to institutional investors.	AlphaFlow has been selling loans through its institutional program since January 2019 and today has a well-established reputation and track record both within the private lender ecosystem and the institutional investor community.

Competition

The key competitors in the space include PeerStreet, an online real estate investment platform, and Toorak, a correspondent lending platform that funds small balance business purpose residential, multifamily, and mixed-use loans throughout the U.S. and the United Kingdom.

Customer Base

AlphaFlow's current and target institutional customers include investment banks, REITs, and asset managers. In addition, its TITAN current and target customers include family offices, registered investment advisors, and high net worth individuals.

Supply Chain

The company uses third party vendors in two primary areas: loan servicing and technology. With loan servicing, we have primary relationships with two vendors and we have numerous alternatives if we would lose the ability to work with either or both of those. With our technology vendors, we primarily rely on Google Cloud Platform for hosting and could switch to Amazon Web Services, Heroku, or Azure if any issue arose with our current solution.

Intellectual Property

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
4962767*	AlphaFlow	Financial consultation in the field of environmental management, namely, advising business and individuals on issues of portfolio planning and investment planning; Financial investment analysis and stock research; Financial planning and investment advisory services.	May 18, 2015	May 24, 2016	USA

*This trademark was registered to Ray Sturm, who is CEO and Director of the Company. Ray Sturm subsequently agreed to transfer ownership of this trademark to the Company. Such transfer and assignment of the trademark was filed with the USPTO on July 30, 2020 under an application bearing serial number 90083523.

Domain Names
The Company owns the "alphaflow.com" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation. On July 9, 2020, the Company entered into a forbearance and structured settlement agreement to terminate a credit line (the "Credit Line") extended to Alphaflow WH, LLC, a wholly owned subsidiary of the Company, under the terms of a credit agreement, under which, the Company serves as a guarantor. As part of such agreement, the Company has agreed to fully repay all outstanding amounts under the Credit Line by November 1, 2020. See the section titled "*Debt*" for further details.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Engineering Research & Development(1)	60%	$15,000	40%	$428,000
Marketing(2)	10%	$2,500	15%	$160,500
Sales(3)	20%	$5,000	34%	$363,800
General Working Capital	4%	$1,000	5%	$53,500
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1)   We will continue to invest heavily in research and development of our automated lender and investor software. We will also look at expanding our data sources to improve our automated underwriting software. We currently have a small engineering team that these funds will be used for although we will try and hire at least one product manager and two full stack engineers.

(2)   Our marketing efforts are composed mostly of attending industry trade shows, educating our target market through content marketing, and publishing content related to our technology. Trade shows comprise the majority of the financial resources used in the marketing line item.

(3)   The Company has historically focused on partnerships being built through relationships with our executive team. We will be investing in building out a commission-based sales team to accelerate new partnerships.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ray Sturm	CEO & Director	**Alphaflow, Inc.**, CEO & Director, 2015 – Present	**University of Chicago Law School**, JD (2007) **University of Chicago Booth School of Business**, MBA (2007) **University of Notre Dame**, BBA, Finance (2003)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 20 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), and 1,000,000 shares of preferred stock, par value $0.00001 per share, of which 382,618 shares are designated as "Series Seed Preferred Stock," and 617,382 shares are designated as "Series Seed-2 Preferred Stock (collectively, the "**Preferred Stock**"). At the closing of this Offering, 856,378 shares of Common Stock will be issued and outstanding, 382,618 shares of Series Seed Preferred Stock will be issued and outstanding, and 253,136 shares of Series Seed-2 Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	856,378
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	37.30%

Type	Preferred Stock
Amount Outstanding	635,754
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	The conversion rate of the Preferred Stock will be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
Other Rights	Preferred Stock Protective Provisions(1)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Preferred Stock at a later date. The availability of any shares of Common Stock issued pursuant to the conversion of such additional shares of Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	27.69%

(1) At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

a) alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate of incorporation or bylaws of the Company, as then in effect, in any way that adversely affect the Preferred Stock;

b) increase or decrease the authorized number of shares of any class or series of capital stock;

c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having, or reclassify any class or series of capital stock such that it would have rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at cost upon the termination or services pursuant to the terms of the applicable agreement);

e) declare or pay dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

f) increase or decrease the number of directors of the Company;

g) authorize any new equity incentive plan or change the number of shares authorized under any existing equity incentive plan; or

h) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this section entitled Preferred Stock Protective Provisions.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable upon Exercise	242,895
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.57%

Type	Warrant to Purchase Common Stock
Shares Issuable upon Exercise	15,315
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.67%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$2,593,745
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of capital stock of the Company issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.37%(3)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by (a) the price per share equal to the quotient of (i) $25,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing, or (b) the lowest price per share paid by an investor in the Equity Financing multiplied by 80%, whichever calculation using (a) or (b), which results in the greater number of shares.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (a) the face amount of the SAFE, or (b) the amount payable on the number of shares of Common Stock equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to the quotient of (A) $25,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

(3) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $35,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$300,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2) Investment Right(3) Future Rights(4)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of capital stock of the Company issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.2%(5)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by (a) the price per share equal to the quotient of (i) $25,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing, or (b) the lowest price per share paid by an investor in the Equity Financing multiplied by 80%, whichever calculation using (a) or (b), which results in the greater number of shares.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (a) the face amount of the SAFE, or (b) the amount payable on the number of shares of Common Stock equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to the quotient of (A) $25,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

(3) <u>Investment Right</u>. In the event that the SAFE converts pursuant to the terms thereof into any equity securities, then the holder of the SAFE shall have the right but not the obligation to purchase, at the same price as the other investors purchasing equity securities, an additional number of equity securities equal to the greater of the number of equity securities (i) which would, together with all equity securities and shares of capital stock into which the SAFE converts, provide the SAFE holder with 5.15% in the aggregate of the fully diluted capitalization of the Company or (ii) such that the SAFE holder's purchase of the additional equity securities would qualify the SAFE holder as a "Major Purchaser" to the extent that such term or similar concept is incorporated into the transaction documents executed along with such conversion.

(4) <u>Future Rights</u>. In the event that the Company issues any additional simple agreement for future equity, or convertible notes, at any time when the SAFE holder holds the SAFE, which have terms that are more favorable to the holders thereof than the terms of the SAFE, the Company shall promptly provide substantially equivalent rights to the holder of the SAFE without further consideration.

(5) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $35,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,206,500
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of capital stock of the Company issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.45%(3)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by (a) the price per share equal to the quotient of (i) $35,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing, or (b) the lowest price per share paid by an investor in the Equity Financing multiplied by 80%, whichever calculation using (a) or (b), which results in the greater number of shares.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (a) the face amount of the SAFE, or (b) the amount payable on the number of shares of Common Stock equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to the quotient of (A) $35,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

(3) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $35,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$2,719,262
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of capital stock of the Company issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.77%(3)

(1) Conversion upon an Equity Financing. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by (a) the price per share equal to the quotient of (i) $35,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing, or (b) the lowest price per share paid by an investor in the Equity Financing, whichever calculation using (a) or (b), which results in the greater number of shares.

(2) Payout upon a Liquidity Event. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (a) the face amount of the SAFE, or (b) the amount payable on the number of shares of Common Stock equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to the quotient of (A) $35,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

(3) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $35,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$300,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Liquidity Event(2) Participation Right(3)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of capital stock of the Company issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.98%(4)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by the lowest price per share paid by an investor in the Equity Financing multiplied by 80%.

(2) <u>Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive (a) a portion of the proceeds resulting from such Liquidity Event equal to the face amount of the SAFE, or (b) a number of shares of Common Stock from the Company, automatically if the holder of the SAFE fails to select the cash option, in an amount equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to (A) the fair market value of the Common Stock at the time of the Liquidity Event, multiplied by (B) 80%.

(3) <u>Participation Right</u>. The holder of the SAFE has the right of first offer to purchase a pro-rata portion of private placements of securities by the Company, occurring after the next Equity Financing. "Pro rata" for purposes of this "participation right" will be calculated on the ration of (a) the number of shares of the Company's capital stock held by the holder of the SAFE after conversion of the SAFE and immediately prior to the issuance of the securities to (b) the total number of shares of the Company's outstanding capital stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

(4) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $35,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio, at a price per share of $13.36.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Business Credit Line
Amount Outstanding	$1,141,586
Interest Rate and Amortization Schedule	Not applicable.
Description of Collateral	All assets of Alphaflow WH, LLC ("AWH"), a wholly owned subsidiary of the Company.
Other Material Terms	This business credit line was extended to AWH, under the terms of a credit agreement. The Company is a guarantor under the terms of such credit agreement. See the section titled "*Litigation*" for further details.
Maturity Date	November 1, 2020

Type	PPP Loan
Amount Outstanding	$506,245
Interest Rate and Amortization Schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	April 20, 2022

Type	SBA Loan
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731.00 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	June 10, 2050

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Ray Sturm	630,000 shares of Common Stock	36%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

AlphaFlow, Inc. (the "**Company**") was incorporated on May 19, 2015 under the laws of the State of Delaware. The Company has the following wholly owned subsidiaries:

- AlphaFlow WH, LLC, a limited liability company formed on October 11, 2018 under the laws of the State of Delaware.
- AlphaFlow Advisor, LLC, a limited liability company formed on January 29, 2016 under the laws of the State of Delaware. AlphaFlow Advisor, LLC is an active California registered investment advisor.

The Company is a tech-driven investment manager, providing professionally managed portfolios of real estate loans to real estate investors. The Company partners with non-bank real estate lenders around the country who provide 6-12 month bridge loans on single-family and small multifamily properties, to buy their loans and help them grow their businesses. The Company uses software to streamline and automate manual workflow and find simple solutions. The Company's headquarters are in San Francisco, California. The Company began operations in 2015.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The restricted cash is composed of cash reserves not yet transmitted to the subservicer to be used for servicing of the loans. The following table summarizes the Company's cash and restricted cash as of December 31, 2019 and 2018.

	2019	2018
Cash	1,923,897	126,258
Restricted Cash	2,285,505	730,107
Total	$ 4,209,402	$ 856,365

As of August 7, 2020 the Company had an aggregate of approximately $613,000 in cash and cash equivalents, not including restricted cash, leaving the Company with approximately 3 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential

Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Option to Purchase Common Stock	$0	91,759*	N/A	May 3, 2020	Rule 701
SAFE (Simple Agreement for Future Equity)	$2,719,261	6	Engineering, Research & Development and General Working Capital	November 13, 2019, November 22, 2019, December 16,2019	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$1,231,500	10	Engineering, Research & Development and General Working Capital	June 13,2019, July 16, 2019, August 5, 2019, August 13, 2019, August 20, 2019, August 26, 2019, September 6, 2019, October 7, 2019	Reg. D Rule 506(b)
Warrant to Purchase Common Stock	$0	15,315*	N/A	December 3, 2018	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$2,893,745	7	Engineering, Research & Development and General Working Capital	November 29, 2018, February 5, 2019, February 16, 2019, March 6, 2019 March 1	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$1,300,000	4	Engineering, Research & Development and General Working Capital	August 24, 2018, November 11, 2018, November 29, 2018	Reg. D Rule 506(b)
Option to Purchase Common Stock	$0	44,408*	N/A	June 8, 2018	Rule 701
Option to Purchase Common Stock	$0	36,323*	N/A	May 7, 2018	Rule 701
Preferred Stock	$2,500,092	253,138	Engineering, Research & Development and General Working Capital	August 25, 2017	Reg. D Rule 506(b)

*For an option or warrant to purchase capital stock of the Company, this number represents shares issuable upon exercise of such option or warrant.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by November 6, 2020 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The Company is concurrently undertaking to raise an additional $5,000,000 pursuant to Rule 506(c) of Regulation D by offering to sell up to $5,000,000 of shares of the Company's preferred stock to be designated "Series A" (the "**Series A Preferred Stock**") to accredited investors outside of this Offering (the "**Concurrent Offering**"). The terms of the Series A Preferred Stock will be substantially identical to the Company's existing preferred stock described above, other than with respect to valuation and the fact that the Series A Preferred Stock will be senior to the Company's existing preferred stock.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Target Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of greater than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $40,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $40,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ray Sturm
_____
(Signature)

Ray Sturm
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ray Sturm
_____
(Signature)

Ray Sturm
_____
(Name)

CEO & Director
_____
(Title)

August 7, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

AlphaFlow, Inc.

(a Delaware corporation)

Unaudited Consolidated Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

AlphaFlow, Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 29, 2020

To: Board of Directors of AlphaFlow, Inc.
        Attn: Ray Sturm, CEO

Re: 2018 and 2019 Financial Statement Review
        AlphaFlow, Inc.

We have reviewed the accompanying consolidated financial statements of AlphaFlow, Inc. (the "Company") and its subsidiaries, which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop LLC
A New Jersey CPA Company

ALPHAFLOW INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2019 and 2018
(Unaudited)

ASSETS	**2019**	**2018**
Current Assets		
Cash and cash equivalents	1,923,897	126,258
Restricted Cash (see Note 2)	2,285,505	730,107
Accounts receivable	10,872	14,475
Loans held for sale	9,225,441	1,263,413
Total Current Assets	13,445,715	2,134,253
Long-Term Assets		
Security deposits	98,793	74,208
Fixed Assets, net	1,767,928	756,242
Total Assets	$ 15,312,436	$ 2,964,703
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 191,879	$ 70,427
Accrued expenses	1,629,378	35,627
Line of credit	9,896,442	1,993,520
Total Liabilities	11,717,699	2,099,574
STOCKHOLDERS' EQUITY		
Common Stock; $0.00001 par value, 10,000,000 shares authorized 856,378 and 856,378 shares issued and outstanding as of December 31, 2019 and 2018, respectively	9	9
Preferred Stock; $0.00001 par value, 1,000,000 shares authorized 635,756 and 635,756 shares issued and outstanding as of December 31, 2019 and 2018, respectively	6	6
Additional paid-in capital	1,973,504	2,952,223
Additional paid-in capital - SAFEs	8,169,507	1,450,245
Additional paid-in capital - stock-based compensation	13,593	3,954
Retained earnings	(6,561,882)	(3,541,308)
Total Stockholders' Equity	3,594,737	865,129
Total Liabilities and Stockholders' Equity	$ 15,312,436	$ 2,964,703

The accompanying notes are an integral part of these financial statements.

ALPHAFLOW INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$ 922,174	$ 126,433
Operating expenses		
Payroll expenses	1,897,416	1,355,899
Sales and marketing	827,421	661,886
General and administrative	617,323	597,972
Professional fees	224,787	229,814
Amortization	190,664	75,678
Total operating expenses	3,757,611	2,921,249
Net Operating Income (Loss)	(2,835,437)	(2,794,816)
Other Income (Expense)		
Interest Expense	(832,079)	(2,550)
Non-Usage Fee	(57,772)	
Interest Income	570,076	
Fees Reimbursed by Investor	144,276	
Stock-based compensation expense	(9,639)	(3,546)
Net Income (Loss)	$ (3,020,574)	$ (2,800,912)

The accompanying notes are an integral part of these financial statements.

ALPHAFLOW INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

| | Common Stock | | Preferred Stock | | | | | | |
	Shares	Par Value	Shares	Par Value	Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Additional Paid-In Capital - Stock-Based Compensation	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2018	856,378	$ 9	635,756	$ 6	$ 2,449,108	$ 0	408	$ (740,396)	$ 1,709,135
Stock-based compensation vested	0	0	0	0	0	0	3,546	0	3,546
Issuance of SAFEs	0	0	0	0	0	1,450,245	0	0	1,450,245
Contributions from shareholders	0	0	0	0	503,115	0	0	0	503,115
Net Income (Loss)	0	0	0	0	0	0	0	(2,800,912)	(2,800,912)
Balance as of December 31, 2018	856,378	9	635,756	6	2,952,223	1,450,245	3,954	(3,541,308)	865,129
Stock-based compensation vested	0	0	0	0	0	0	9,639	0	9,639
Issuance of SAFEs	0	0	0	0	0	6,719,262	0	0	6,719,262
Distributions to shareholders	0	0	0	0	(978,719)	0	0	0	(978,719)
Net Income (Loss)	0	0	0	0	0	0	0	(3,020,574)	(3,020,574)
Balance as of December 31, 2019	856,378	$ 9	635,756	$ 6	$ 1,973,504	$ 8,169,507	$ 13,593	$ (6,561,882)	$ 3,594,737

The accompanying notes are an integral part of these financial statements.

ALPHAFLOW INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$ (3,020,574)	$ (2,800,912)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Amortization	190,664	75,678
Stock-based compensation	9,639	3,546
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	3,603	13,634
(Increase) Decrease in loans held for sale	(7,962,028)	(1,263,413)
(Increase) Decrease in security deposits	(24,585)	0
Increase (Decrease) in accounts payable	121,452	70,103
Increase (Decrease) in accrued expenses	1,593,751	16,528
Increase (Decrease) in line of credit	7,902,922	1,993,520
Net cash used in operating activities	(1,185,156)	(1,891,316)
Cash Flows from Investing Activities		
Payments for software	(1,202,350)	(453,528)
Net cash used in investing activities	(1,202,350)	(453,528)
Cash Flows from Financing Activities		
Issuance of SAFEs	6,719,262	1,450,245
Contributions from shareholders	0	503,115
Distributions to shareholders	(978,719)	0
Net cash provided by financing activities	5,740,543	1,953,360
Net change in cash and cash equivalents	3,353,037	(391,484)
Cash and cash equivalents at beginning of period	856,365	1,247,849
Cash and cash equivalents at end of period	$ 4,209,402	$ 856,365

The accompanying notes are an integral part of these financial statements.

ALPHAFLOW INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

AlphaFlow Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on May 19, 2015. The consolidation includes the following wholly owned subsidiaries:
- AlphaFlow WH, LLC, registered in Delaware on October 11, 2018
- AlphaFlow Advisor, LLC, registered in Delaware on January 29, 2016, is an active California registered investment advisor assisting in management of the AlphaFlow holding entities, which are inactive or never operative

The Company is a tech-driven investment manager, providing professionally managed portfolios of real estate loans to real estate investors. The Company partners with non-bank real estate lenders around the country who provide 6-12 month bridge loans on single-family and small multifamily properties, to buy their loans and help them grow their businesses. The Company uses software to streamline and automate manual workflow and find simple solutions. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

Since Inception, the Company has relied on contributions from shareholders, a line of credit, and issuance of Simple Agreements for Future Equity ("SAFEs") to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The restricted cash is composed of cash reserves not yet transmitted to the subservicer to be used for servicing of the loans. The following table summarizes the Company's cash and restricted cash as of December 31, 2019 and 2018.

	2019	**2018**
Cash	1,923,897	126,258
Restricted Cash	2,285,505	730,107
Total	$ 4,209,402	$ 856,365

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or

other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company buys loans from lenders with capital provided by investors and manage loans on their behalf. The Company generates revenues by taking a management fee of the loans that they manage, and for certain investors an additional earn-out fee determined based on the performance of the underlying loans. The Company's payments are generally collected on a Net-30 basis. For years ending December 31, 2019 and 2018 the Company recognized $922,174 and $126,433 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $10,872 and $14,475 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of software. Depreciation is calculated using the straight-line method over a period of 5 years. As of December 31, 2019 and 2018 the Company had $1,767,928 and $831,920 in net fixed assets. The following table shows the breakdown of fixed assets.

	2019	2018
Fixed Assets		
Software	$ 2,034,270	$ 831,920
Accumulated amortization	(266,342)	(75,678)
Total Fixed Assets	$ 1,767,928	$ 756,242

NOTE 4 – DEBT

In December 2018 the Company entered into a revolving credit agreement with a maximum amount of $10,000,000. The maturity date is December 10, 2020. The interest rate is the greater of either the interest rate on the underlying loan that is held, or 8.4%. In July 2020 the Company entered into a forbearance and structured settlement agreement to terminate the revolving credit agreement (See Note 10).

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $6,561,882. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2019, the Company had 10,000,000 shares of common stock authorized, par value $0.00001. As of December 31, 2019 and 2018, the Company had 856,378 shares of common stock issued and outstanding.

Preferred Stock:

As of December 31, 2019, the Company had 1,000,000 shares of preferred stock authorized, par value $0.00001. As of December 31, 2019 and 2018, the Company had 635,756 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs

In 2018 the Company issued SAFEs totaling $200,245. The SAFEs are automatically convertible into common stock on the completion of an equity financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $25,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2018 the Company issued SAFEs totaling $1,250,000. The SAFEs are automatically convertible into common stock on the completion of an equity financing. The conversion price is 80% of the price per share of Stock received by the Company in an equity financing.

In 2019 the Company issued SAFEs totaling $50,000. The SAFEs are automatically convertible into common stock on the completion of an equity financing. The conversion price is 80% of the price per share of Stock received by the Company in an equity financing.

In 2019 the Company issued SAFEs totaling $2,693,500. The SAFEs are automatically convertible into common stock on the completion of an equity financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $25,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2019 the Company issued SAFEs totaling $1,256,500. The SAFEs are automatically convertible into common stock on the completion of an equity financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $35,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2019 the Company issued SAFEs totaling $2,719,262. The SAFEs are automatically convertible into common stock on the completion of an equity financing. The conversion price is the price per share equal to the quotient of a pre-money valuation of $35,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2015 stock compensation plan which permits the grant or option of shares to its employees for up to 258,210 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards generally vest over four years.

In 2015 the Company issued 22,500 stock options for common stock with an exercise price of $0.01 per share that vest over 4 years. In 2016 and 2017 the Company issued 45,173 stock options for common stock with an exercise price of $1.40 per share. In 2018 the Company issued 96,046 stock options for common stock with an exercise price of $1.40 per share. As of December 31, 2019 and 2018, 87,481 and 35,703 stock options had vested. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The Company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating paying dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.01 and 1.40
Fair value share price	0.01 and 1.40
Expected volatility	35%
Expected term	2.31%
Expected dividend rate	1.00 years
Risk-free rate	0.00%
Fair value per share option	$ 0.001 and 0.209

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

PPP Loan

In April 2020 the Company took a PPP loan of $506,245 with an interest rate of 1%. The loan matures on April 20, 2022. The Company has certified that the loan is eligible for the limited loan forgiveness provisions of Section 1102 of the CARES Acts, and the SBA Interim Final Rule dated April 2, 2020.

SBA Loan

In June 2020 the Company took an SBA loan of $150,000 with an interest rate of 3.75%. The maturity date is June 10, 2050. Beginning June 2021 the Company will pay monthly principal and interest payments of $731 per month.

Stock Options Issued

As of June 15, 2020 the Company issued options to purchase 93,530 shares of common stock.

Forbearance Agreement

On July 9, 2020, the Company entered into a forbearance and structured settlement agreement to terminate the revolving credit agreement. As of July 9, the balance on the line of credit was $9,882,206. As part of such agreement, the Company has agreed to fully repay the line of credit by November 1, 2020. As security for the line of credit, the Company maintains loans and cash that fully collateralize the line of credit. As of July 16, the Company has repaid $1,291,012 and the balance of the line of credit is $8,591,194. The remaining balance of the line of credit is collateralized by loans which the Company intends to sell to investors to fully repay the line of credit.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through July 29, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**



Company Name	AlphaFlow

Logo	

Headline	Unlocking the world's opaque markets

Hero Image	

Tags	Y Combinator, Fintech

Pitch text	### Summary - Institutional investors already signed to buy $1B+ of AlphaFlow loans - Curated partnerships w/ best-in-class lenders across 40+ states - Production volume expect to hit $100M/month by early 2021 - Powered by $11M raised from top VCs and mortgage market leaders ### Problem


$75 BILLION

There is a **$75B** non-bank real estate lending market but no access to it. This local industry fuels the residential real estate development market and their loans have incredibly attractive terms, so institutional investors absolutely love this asset class. One key challenge keeps investors from these loans: **massive lender fragmentation**. It's simply too hard for large institutions to work with these small local lenders. For the lenders, that means they cannot connect to the capital markets and so they are starved for capital. For investors, it means they are largely left out of this asset class and can only work with a handful of large lenders who produce higher defaults and lower rates.

Solution

AlphaFlow

The investment world is starving for yield. The U.S. housing market is desperately in need of more inventory. And AlphaFlow is building the platform to connect these titan industries, bringing together two of the largest markets on the planet.

On one side of our business, we are tapping $600 billion of real estate debt that gets done outside of banks every year, starting with the **$75B** fix-and-flip market. On the other side, we have some of the world’s best institutional investors coming to us to access these loans, which they’d love to invest in but the industry is too fragmented for them to participate.


Portfolio
$1,116,586.32
Total Account Value
Portfolio Value Over Time
$101,492.74
Earnings
9.18%
Projected Net Yield
69.80%
LTV
3.6%
Delinquency Rate
Investment Footprint
United States

AlphaFlow solves that with our software, which creates a platform for these lenders to run their businesses and makes selling their loans seamless. Lenders get the capital they need to grow their businesses, and investors get access to this asset class in a modern, technology-driven way. The end result is that we're now a leading platform for institutions to invest online in real estate debt.


Borrowers
Lenders
ALPHAFLOW
TITAN Investors
Institutional Investors

Product

Buy and sell loans with simplicity and transparency

By building a single platform that elegantly serves both lenders and investors, AlphaFlow is establishing the **central utility** for non-bank real estate lending. The key to standardizing a fragmented industry is becoming the dominant system-of-record. To do so, we are capturing the atomic unit upon which all lending businesses are built: **cash flows from loans**.

AlphaFlow Loan Selection - Focus on Quality Over Quantity


Borrower Elements
Market Elements
Property Elements
Fc Foreclosures
Pc Property Condition
Br Bankruptcies
Pr Public Records
Jm Judgments
Fe Flipping Experience
Rl Recorded Liens
Rp Rural Properties
Zr Zoning Restrictions
Ln Liens
Fr Fraud
Dm Days-on- Market
La Local Amenities
Cp Construction Permits
Mi Median Income
Bp Building Permits
Ph Property Price History
Pp Property Comparable
Em Easement
Ch Criminal History
Se SSN & EIN Verification
Re Real Estate Exposure
Ss Superfund Sites
Ci Consumer Price Index
Mv Monthly RE Inventory
Sr School Rating
Fz Flood Zone
Pt Property Type
Pm Plat Map
De Deeds
Gd Guarantor Due Diligence
Rh Repayment History
Bf Brownfields
Cr CAP Rates
Cd Census Data
Ec Employment Concentration
Ps Property Size
Er Earthquake Risk
Ha HOA Restrictions
Fo FICO
Lr Lending Relationships
Lc Open Lines Of Credit
Dg Demographics
Cl Cost of Living Index
Ma Market AVM's
Nh Natural Hazards
Ar Absorption Rate
Hv Home Value
Pi Permitted Improvements

Establishing critical infrastructure begins with elegant software that delights users on a daily basis. Our team includes both portfolio managers and underwriters of loans we might buy, so the AlphaFlow team is the first user of all our software. Our software suit only reaches clients after significant internal use, resulting in an unparalleled user experience.

AlphaFlow Investment Platform

For investors, success comes from seeing the entire picture. Today, our investors have full transparency into their portfolios, with an ability to drill down by property, loan, and cash flow.



Illustrative Data

Even the largest asset managers still struggle to normalize loan performance data, often working with different excel files for each loan servicer and needing weeks to reconcile numbers. We are automating the entire process with our technology, creating a single trustworthy source-of-truth for their loan performance.

AlphaFlow Lender Platform

We are committed to making buying and selling loans as simple as possible. Today, lenders work with AlphaFlow using a portal designed and built for their needs: **speed, transparency, and reliability**. Lenders can automatically get instant feedback on any loan via our proprietary Loan Sizer.



From there, the entire process happens quickly and seamlessly online, with full **transparency** into each step. The key to winning with lenders is elegantly integrating into their workflow. We are tying today's disconnected basket of clunky solutions into one simple, integrated platform that speeds up their process and saves them money. There is simply nothing else like it in the market.

Traction

Executing $1B+ into real estate bridge loans

We are currently working with **lenders across 41 states** as we deploy **$1B+ into real estate bridge loans** through our platform on behalf of some of the world's top institutional investors. With liquidity drying up from some large competitors in the market, we expect to be able to significantly expand our lender relationships over the next 6-12 months and increase loan purchase volume to over $100M/month by Q1 2021.

Institutional Investor　**WSJ**　**Bloomberg**　**FORTUNE**

AXIOS　**TNW**　**BUSINESS INSIDER**　**Forbes**

Featured Publications

On investor traction, we have signed partnerships with massive financial institutions, one of which the lead investor in this round (10X Capital) helped us secure in 2018, and a backlog of additional buyers who are seeking to work with us. Standard confidentiality agreements prevent us from publicly sharing names here, unfortunately. We expect to add another buyer to our rotation in Q4 2020 as volume ramps and allows us to successfully deliver to an additional buyer.

In addition, in July we launched **TITAN by AlphaFlow** to give family offices, RIAs, and high net worth individuals access to our institutional platform. TITAN clients receive a portfolio constructed using the same credit methodology and investment approach we deliver to our institutional clients.



For AlphaFlow, TITAN creates sticky capital base to ensure stability with diverse capital sources. We expect to build **at least $250M** of assets under management in TITAN alone over the next 12 months.

Customers

Lenders love our software

Our lenders love our software. With AlphaFlow, clients can fuse fragmented documents, data, and processes into a single platform. This allows them to submit and track loans from initial review to sale, and to see the same detailed loan, property, and market characteristics we see when making underwriting decisions.

> You guys are making my cheeks hurt!!! First a platform where I can see all the loans in process, upload my docs, and see your exceptions and NOW this fabulous new credit box on the way! I'm over the moon! This should absolutely increase how many loans I can send your way now. Yaaaaaaay!
>
> – Lesley Brice, Groundfloor

> I don't know if this is a stupid question, but I love the new portal with all our loan information and this is absolutely amazing. Do you know what company manages this? We want to buy our own.
>
> – Sabrina Taglianetti, Navesink

> Team, I have loaded the funding docs into the box for your review and purchase. Once again, it has been a breeze working with you guys on another funding.
>
> – Rachelle Davis, Global Integrity Finance

Unfortunately, as is typical in the institutional investing world, we are prohibited by confidentiality agreements from disclosing any investor names.

Business Model

Strong unit economics

Revenue Model

Today, AlphaFlow earns approximately 1.75% in total on all loans it sells to clients. Clients pay AlphaFlow a sale premium of 75 basis points for each loans (e.g. a $500,000 loan would be sold for $503,750). In addition, clients then pay AlphaFlow an ongoing 1% annualized fee, on a monthly basis, for servicing loans.

ADDRESS	STATUS	FLAGS	COMMENTS	FILES	LOAN ID	AMOUNT	RATE	PURCHASE RATE	CURRENT VALUATION
644 Southwest, Hallandale Beach, FL 33009	In review	None	0	0	gslepfna	$157,500.00	9.95%	8.95%	$277,000.00
40 Northwest 9th Street Circle, Miami, FL 33172	In review	None	0	0	dlaoejdhs	$134,300.00	9.5%	8.5%	$210,000.00
2 Southwest 153rd Place, Homestead, FL 33033	In review	None	0	0	kjfyepaj	$408,000.00	9.6%	8.6%	$203,968.00
615 Northwest 25 Court, Miami, FL 33125	Soft approval	None	1	12	hafqurps	$212,000.00	9.76%	8.76%	$450,000.00
1150 Collins Ave Apt 403, Miami, FL 33139	Soft approval	None	0	8	andgetsj	$333,750.00	10.21%	9.21%	$265,000.00
6700 sw 30 st, Miami, FL 33155	Purchased	None	2	21	lpotnshr	$102,000.00	10.2%	9.2%	$445,000.00
106 Bradford Avenue, Mobile, AL 36604	Purchased	None	3	32	asrqewnh	$93,750.00	9.7%	8.7%	$80,000.00
173 NE 12 Avenue 173, Homestead, FL 33030	Purchased	None	12	11	ashyoen	$212,500.00	9.3%	8.3%	$125,000.00
11320 SW 157 CT, Miami, FL 33196	Purchased	None	0	18	jsueyrhs	$174,000.00	9.25%	8.25%	$271,608.00
8440 Southwest 8th Street, Miami, FL 33144	Purchased	None	4	22	hlotifjs	$247,500.00	10.4%	9.4%	$232,000.00
3698 Morton Street, Jacksonville, FL 32217	Purchased	None	1	13	wqangksy	$116,250.00	9.76%	8.76%	$320,000.00

In the past, AlphaFlow executed approximately $200M in loan sales in which we earned both a sale premium on loans and an earn-out on any returns above a performance hurdle. The firm has not included these potential earn-outs in our GAAP financials but expects to collect significant revenue from these fees in next 12-18 months.

As we expand into additional types of loans, such as 30 year single family rental loans, we may see opportunities for margin expansion. These loans are made through the same lenders and to the same borrowers and can be purchased by some of our current institutional clients, so new channels are not required. We expect to push such offerings live in the next 6-12 months.

Given our revenue model and strong unit economics, we expect to achieve profitability within 12 months.

Market

Building a $600B marketplace



AlphaFlow is focused on the **$600B** of real estate debt that gets done outside of banks every year, starting with the **$75B** residential bridge loan market. Real estate bridge loans are forms of short term financing provided by non-bank private lenders - sometimes call "hard money lenders." These loans are used for the purchase, rehab, or construction of houses and apartments.

The industry is dominated by small local firms who know their neighborhoods and move fast for their borrowers, which on a short term project is critical. These lenders are where real estate developers go to fund their projects quickly and reliably.


1st Lien
Mortgage
8-12%
Interest Rate
12 mo
Term

Their typical loans offer an incredibly attractive risk-return profile and investors love this asset class, but it's too fragmented for institutional investors to really access. Because of that, this has been a local industry that has been generally starved of the capital it needs to grow.

And with the U.S. desperately in need of more homes and the age of our current housing stock, this industry is only becoming more critical.


How Old Are They Now?
The median age of a home built in the United States is 40.
14%
0-18 YEARS OLD
18 MM were build in 2000 or later.
0-18 years old
31%
55-95 + YEARS OLD
21 MM were built from 1940 to 1959.
55-74 years old
11 MM were built from 1920 to 1939.
75-94 years old
9 MM were built up in 1010 or earlier
95+ years old
U.S. Housing Stock By Age
55%
15-54 YEARS OLD
40 MM were build from 1960 to 1979.
35-54 years old
33 MM were build from 1980 to 1999.
15-34 years old

Competition

Disrupting traditional competition

AlphaFlow primarily competes with traditional hedge funds in buying loans from local lenders. These firms typically have experienced wall street leadership but no material technology component. Our key differentiators today include:

1. **Speed:** AlphaFlow provides instant feedback via our proprietary software and usually buys in less than 5 days. Traditional funds often take weeks because of manual processes.
2. **Transparency:** AlphaFlow shares underwriting insights via our Lender Portal, giving lenders access to our big data infrastructure.
3. **Reliability:** Diverse capital sources, including both institutional investors and TITAN, empower us to be a uniquely reliable partner for lenders.

Furthermore, being early has allowed us to build an accumulating data advantage, and we've grown a data set on our asset class that is already one of the biggest in the U.S.

Vision

The Industry Standard


AlphaFlow is Building a $600BN Marketplace
1 Data 2015
Platform aggregates full firehose of real estate crowdfunding investment opportunities.
2 Funds 2016
Launched industry's first multi-platform funds to make passive investing possible.
3 Retail Platform 2017-18
Launched industry's first automated real estate investment platform.
4 Institutional Platform 2019-20
Massive institutional partnerships power adoption of lender software. TITAN launch brings new sticky capital base.
1 2 3 4 5 6 7
We are here
5 Marketplace / Securitization 2021
Sticky securitization financing makes AlphaFlow a better partner to lenders, thereby making our software stickier with lenders.
6 Commercial Real Estate 2022
Expansion beyond residential real estate credit opportunities. Help the same lenders do more business through the same AlphaFlow platform.
7 Real Estate Debt Exchange 2022
With the industry using AlphaFlow's platform, for the first time all parties have standardized data and metrics that take offline secondary transactions onto a true debt exchange, fueling liquidity / value / transparency.
Driven by software

AlphaFlow is building a single platform to drive the $600B of real estate debt that happens each year outside of banks . . . and grow that number. By capturing the atomic unit - **loan performance** - AlphaFlow has the potential to unlock hundreds of billions of dollars of liquidity in the private lending markets and catalyze massive growth in the industry.

Today's network of bankers and brokers exists to transmit trust and identity between buyers and sellers. This is where AlphaFlow's platform really shines. Establishing the dominant system-of-record provides investors with full knowledge of ownership, legal structure, and performance. As a result, we are building the first platform to confer that trust through technology, and do so at scale.

More lenders means better data, which brings more investors and more liquidity, which brings more lenders and . . . you have a **flywheel of growth** built on network effects. The result is a platform where lenders can most easily sell their loans or obtain other financing for their business, because all of the right data is there. And on the other side, you have the platform the capital markets use to access this entire space, as it serves as the central clearinghouse and source of truth. Welcome to AlphaFlow. **Join us!**


Unlocking the world's
opaque markets.

Investors

Previous financing of $11M across 4 rounds of funding

We've already raised over $11M in financing to date by investors like Y Combinator, Upside Partnership, Resolute Ventures, and others. We currently plan to use additional funding to entrench our software as the industry standard and sign and activate 100+ new lenders.

Previous Financing

- **Q3 2015 Angel Round:** $520k
- **Q3 2016 Seed Round**: $1.6 million (YC W16 batch)
- **Q3 2017 Seed Extension Round:** $2.5 million
- **2018 -19:** $7M+ in rolling SAFE investments to support growth

















10X CAPITAL | upside partnership | SALUDA GRADE

CLOCKTOWER TECHNOLOGY VENTURES | POINT72 VENTURES | SOCIAL CAPITAL

RESOLUTEVENTURES | Y Combinator

Founders

Unlocking the world's opaque markets



Ray Sturm
Founder, CEO

As founder and CEO of AlphaFlow, Ray is obsessed with building technology to redefine the world of real estate investing. He created AlphaFlow to empower lenders and investors with the data, transparency, and analytics previously only available to the world's largest institutional investors.

Ray is a leading entrepreneur in financial technology (FinTech). Prior to launching AlphaFlow, he founded RealtyShares, one of the industry's first and biggest platforms for real estate investing. His early career in finance included investment banking at Bear Stearns

and Lazard Frères and private equity at CCMP Capital. Ray has a BBA-Finance from the University of Notre Dame and a JD/MBA from the University of Chicago.

Leadership Team



Nathan Scharfe: As <u>VP of Product Development</u>, Nathan is responsible for all of AlphaFlow's technology. Prior to joining AlphaFlow, he was an early engineer at MoPub where he was tech lead for the real time bidding exchange team and scaled the product from inception up to serving billions of ads per day. Later, as Director of Engineering at MoPub, Nathan oversaw all things in the ad serving stack and served as a key employee in the diligence process that led to Twitter's acquisition of MoPub. While at Twitter, he worked across the stack as a Staff Engineer on high leverage projects to seamlessly integrate MoPub's ad serving platform into Twitter's current ad offering. Prior to MoPub, Nathan was a founding engineer at IntoNow, which was acquired by Yahoo! 12 weeks after launch. Nathan has a BS and MS in Computer Science from Stanford University.

Team

	Ray Sturm	Founder
	Nathan Scharfe	VP of Product Development
	Todd Billings	VP & President of TITAN

Perks

FAQ

How do I earn a return?   We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

AlphaFlow, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], AlphaFlow, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $40,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

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(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT

TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AlphaFlow, Inc.
By:
Name: Ray Sturm
Title: CEO
Address: 564 Market Street, Suite 450, San Francisco, CA. 94104
Email: ray@alphaflow.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd Safe] between AlphaFlow, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary∂hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

   a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                          LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Today, AlphaFlow is a leading institutional platform for investing online in real estate debt. Using our technology, we're connecting the world's capital markets to local real estate lenders. Together, we're helping more people get into homes and improving communities around the country.

On one side of our business, we are focused on the $75 billion residential private lending market. These lenders are where real estate developers go to fund their projects. The industry is dominated by small local firms who know their neighborhoods and move fast for their borrowers. Their typical loan is a 1st lien mortgage on a single family home. It has an interest rate between 8 and 12%, and it has a term of only 12 months, so investors love this asset class. Together, these lenders move $30 to $100 billion per year, but there are thousands of them so the market is enormous but it's extremely fragmented.

On the other side of AlphaFlow's client list, you'll find some of the world's biggest institutional investors. They come to AlphaFlow because they want access to this massive asset class, but can't work with all of these small lenders on their own.

AlphaFlow brings these groups together…with our technology. For lenders, they're working in a huge industry but it has bad tools. We are solving that and with our platform, we will replace documents with data. Using AlphaFlow's platform will empower lenders to accelerate decision making, to tap into some of the world's best data sources, and ultimately, to grow their businesses by selling their loans to AlphaFlow.

For our investors, gaining a competitive edge comes from seeing the complete picture. Markets move fast, and to make informed decisions, investors need the latest data. AlphaFlow is building a single platform that empowers them to analyze risk, find the best opportunities, and manage their portfolios.

We're backed by some top venture investors including Steve Cohen's Point72, Social Capital, and Y Combinator. The need for AlphaFlow today is clear. The investment world is starving for yield. The U.S. housing market is desperately in need of more inventory. And AlphaFlow is building the platform to connect these titan industries, bringing together two of the largest markets on the planet. We have a head start and the support of some of the world's largest asset managers. We're working on building the next financial titan, and we're doing it with our technology. Join us.